Sun Life Financial to establish holding company
for asset management businesses

Toronto, Ontario — October 28, 2004 — Sun Life Financial Inc. (NYSE/TSX: SLF) and its wholly owned subsidiary, Sun Life Assurance Company of Canada (Sun Life Assurance) today announced that their Boards of Directors have approved, subject to receipt of regulatory approvals, a reorganization plan under which most of Sun Life Assurance’s asset management businesses in Canada and the U.S., including its U.S. Annuities business, will be transferred to a newly incorporated subsidiary of Sun Life Financial Inc., effective January 4, 2005.

Under the reorganization, Sun Life Assurance will transfer its shares of CI Fund Management Inc., McLean Budden Limited, MFS Investments and its other U.S. subsidiaries. After the reorganization, the operations remaining in Sun Life Assurance will consist primarily of the life, health and annuities businesses of Sun Life Financial Canada, most of the life and health businesses of Sun Life Financial US and all of the operations of Sun Life Financial UK and Sun Life Financial Asia.

The reorganization will allow Sun Life Financial to optimize its capital structure by positioning it to benefit from the new capital rules for life insurance holding companies recently proposed by the Office of the Superintendent of Financial Institutions, Canada.

Sun Life Assurance will continue to have a very strong capital ratio after the reorganization. The reorganization is not expected to have any impact on the financial strength ratings of Sun Life Assurance and it will have no impact on policyholders benefits and the quality of policyholder services will not be diminished.

The reorganization is subject to final regulatory approval from certain regulators, which are expected to be received by January 4, 2005.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2004, the Sun Life Financial group of companies had total assets under management of CDN$355.4 billion.

All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Nicholas Thomas	Tom Reid
Director, Media and Public Relations	Vice-President, Investor Relations
Tel: 416-979-6070	Tel: 416-204-8163
nicholas.thomas@sunlife.com	Investor.relations@sunlife.com